Vaughn W. Duff, Esq.

General Counsel x2126

Via EDGAR Filing

September 22, 2008

Mr. Larry Spirgel

Assistant Director, Division of Corporate Finance

U.S. Securities and Exchange Commission

100F Street, N.E.

Washington, DC 20549

Re:

 Comment Letter, dated July 3, 2008:

Think Partnership Inc. (the “Company”)

CIK 00829323

Form 10-K for the Fiscal Year Ended December 31, 2007,

Filed April 30, 2008 and Amendment Filed on April 20, 2008

Form 10-Q for the Quarterly Period Ended March 31, 2008

File No. 1-32442

Dear Mr. Spirgel:

This letter is the Company’s supplemental response to comments contained in Mr. Spirgel’s captioned letter dated July 3, 2008 and the Company’s prior response dated August 14, 2008.  The company hereby acknowledges that

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments concerning this response, please do not hesitate to contact me.

Sincerely,

/s/ VAUGHN W. DUFF
Vaughn W. Duff General Counsel 727-324-0046 x2126

cc:  Jody Brown, CFO

15550 LIGHTWAVE DRIVE, SUITE 300, CLEARWATER, FL  33760 | AMEX: THK

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